APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Bay Remedies
Income Statement - unaudited
For the periods ended [12/31/2021]

	Prior Period 10/1/2021 - 12/31/2021
REVENUES	
Sales	$ 8,750.00
Other Revenue	-
TOTAL REVENUES	**8,750.00**
COST OF GOODS SOLD	
Cost of Sales	
Supplies	(3,750.00)
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	(3,750.00)
GROSS PROFIT (LOSS)	12,500.00
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	(1,100.00)
Depreciation	-
Dues and Subscriptions	(700.00)
Insurance	(636.00)
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	(480.00)

Payroll Processing	-
Professional Services - Legal, Accounting	(2,300.00)
Occupancy	-
Rental Payments	(348.00)
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	(375.00)
TOTAL OPERATING EXPENSES	(5,939.00)
OPERATING PROFIT (LOSS)	18,439.00
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	$ 18,439.00

Bay Remedies LLC
Balance Sheet - unaudited
For the period ended 12/31/2021

		Current Period
		10/1/21-12/31/21
ASSETS		
Current Assets:		
Cash	$	500.00
Petty Cash		-
Accounts Receivables		-
Inventory		-
Prepaid Expenses		-
Employee Advances		-
Temporary Investments		-
Total Current Assets		500.00
Fixed Assets:		
Land		-
Buildings		-
Furniture and Equipment		-
Computer Equipment		-
Vehicles		1,204.00
Less: Accumulated Depreciation		-
Total Fixed Assets		1,204.00
Other Assets:		
Trademarks		-
Patents		-
Security Deposits		-
Other Assets		3,346.00
Total Other Assets		3,346.00
TOTAL ASSETS	$	**5,050.00**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$	-
Business Credit Cards		-
Sales Tax Payable		-
Payroll Liabilities		-
Other Liabilities		2,300.00

Current Portion of Long-Term Debt		-
Total Current Liabilities		2,300.00
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		8,750.00
Dividends Paid/Owner's Draw		-
Net Income (Loss)		(6,000.00)
Total Equity		2,750.00
TOTAL LIABILITIES & EQUITY	$	**5,050.00**
Balance Sheet Check		-

BAY REMEDIES
Statement of Cash Flow - unaudited
For the period ended [10/1/21 - 12/31/21]

	Prior Period
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	12,500
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities:	
Depreciation	
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	
Inventory	
Prepaid Income Taxes	
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	
Credit Cards Payable	
Total Adjustments	
Net Cash Flows From Operating Activities	12,500
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	(3,750)
Net Cash Flows From Investing Activities	(3,750)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of Debt	-
Member's Withdrawals	-
Net Cash Flows From Financing Activities	-
NET INCREASE (DECREASE) IN CASH	8,750
CASH - BEGINNING	-

CASH - ENDING

8,750

I, Paul Walker, certify that:

1. The financial statements of Bay Remedies included in this Form are true and complete in all material respects; and
2. The tax return information of Bay Remedies has not been included in this Form as Bay Remedies was formed on 12/02/2021 and has not filed a tax return to date.

Signature *Paul Walker*

Name: Paul Walker

Title: CFO